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                             April 12, 2021

       Christopher Turner
       Chief Financial Officer
       Yum! Brands Inc.
       1441 Gardiner Lane
       Louisville, Kentucky 40213

                                                        Re: Yum! Brands Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 22,
2021
                                                            File No. 1-13163

       Dear Mr. Turner:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       31

   1. We note your presentation of restaurant profit and restaurant profit margin as performance metrics. Please tell us
your consideration of presenting these measures as non-GAAP
                                                        financial measures as
defined in Item 10(e)(2) of Regulation S-K and providing the disclosures required in
Item 10(e)(1)(i) of Regulation S-K. Additionally, please remove the restaurant profit
and restaurant margin % from the    GAAP Results    disclosure on
                                                        page 35 of your Form
10-K.



               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher Turner
Yum! Brands Inc.
April 12, 2021
Page 2



       You may contact Tony Watson at (202) 551-3318 or Suying Li at (202) 551-3335 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameChristopher Turner                    Sincerely,
Comapany NameYum! Brands Inc.
                                                        Division of Corporation
Finance
April 12, 2021 Page 2                                   Office of Trade &
Services
FirstName LastName